UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)
Crucell N.V.
(Name of Issuer)
Ordinary Shares, par value €0.24 per share, and American Depository Shares, each of which represents one Ordinary Share
(Title of Class of Securities)
N23473106 (Ordinary Shares) 228769105 (American Depositary Shares)
(CUSIP Number)
September 17, 2010
(Date of Event Which Requires Filing of this Statement)
Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. Lichtenauerlaan 30 3062 ME Rotterdam The Netherlands Telephone: +31-10-241-1555 Attn: Erik Esveld
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: +1-212-837-6000 Attn: Jan J.H. Joosten
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 2 of 19

1	NAME OF REPORTING PERSONS Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,687,064
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,687,064
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 3 of 19

1	NAME OF REPORTING PERSONS Adrianus van Herk S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,687,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,687,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 4 of 19

1	NAME OF REPORTING PERSONS A. van Herk Holding B.V. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,687,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,687,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 5 of 19

1	NAME OF REPORTING PERSONS Van Herk Management Services B.V. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,687,064
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,687,064
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,687,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 6 of 19

Item 1.	Security and Issuer

(a)	Name of Issuer:

Crucell N.V.

(b)	Address of Issuer's Principal Executive Offices:

Archimedesweg 4-6
2333 CN Leiden
The Netherlands
+31-71-519-9100

(c)	Class of Security

Ordinary Shares, par value €0.24 per share (“Ordinary Shares”), and American Depository Shares (“ADSs” and, together with the Ordinary Shares, the “Common Stock”), each of which represents one Ordinary Share.

Item 2.	Identity and Background

(a)	Name of Person Filing:

This statement is being filed by (i) Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V., a private company with limited liability incorporated under the laws of The Netherlands (“OGBBA”), with respect to Common Stock beneficially owned by it; (ii) Van Herk Management Services B.V., a private company with limited liability incorporated under the laws of The Netherlands (“VHMS”), with respect to Common Stock beneficially owned by OGBBA; (iii) A. van Herk Holding B.V., a private company with limited liability incorporated under the laws of The Netherlands (“Holdings”), with respect to Common Stock beneficially owned by OGBBA and VHMS; and (iv) Adrianus van Herk (“Mr. van Herk”) with respect to Common Stock beneficially owned by OGBBA, VHMS, Holdings and himself.

Each of Mr. van Herk, Holdings and VHMS disclaims beneficial ownership of the securities covered by this statement.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Mr. van Herk, Holdings, VHMS and OGBBA is:

Lichtenauerlaan 30
3062 ME Rotterdam
The Netherlands

(c)	Principal Occupation, Employment or Business:

Mr. van Herk is an investor and is the sole shareholder of Holdings and the sole managing director of VHMS. Holdings is the sole shareholder of OGBBA. OGBBA is

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 7 of 19

the sole shareholder of VHMS and is principally engaged in making investments. VHMS is the sole managing director of each of Holdings and OGBBA.

(d)	Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:

Each of Holdings, OGBBA and VHMS is a Netherlands corporation.  Mr. van Herk is a citizen of The Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration.

In January 2005, OGBBA acquired its initial investment in the Company from Mr. van Herk, who had acquired the Common Stock in open market transactions over time.  From time to time since January, 2005, (i) OGBBA has acquired Common Stock in open market transactions for its own account and (ii) Mr. van Herk has acquired ADSs in open market transactions for the account of OGBBA pursuant to an agreement between Mr. van Herk and OGBBA (the “Account Agreement”).  All ADSs held by Mr. van Herk pursuant to the Account Agreement were transferred to OGBBA on January 14, 2011.  The sources of the funding for the purchase of these Common Stock was the general working capital of OGBBA or the personal funds of Mr. van Herk, as applicable.

Item 4.	Purpose of the Transaction

The Reporting Persons initially acquired the Common Stock for investment purposes.

No agreement, arrangement or understanding exists between the Reporting Persons and management of the Company.  The Reporting Persons may seek in the future to communicate, and have previously communicated, with management. The Reporting Persons may, from time to time, and at any time, acquire additional Common Stock or write or purchase options on Common Stock in the open market or otherwise and reserve the right to dispose of any or all of the Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Common Stock.  Subject to applicable law, the Reporting Persons may also from time to time undertake such other actions as it considers necessary to seek to enhance shareholder value at the Company, including without limitation, actions intended to cause changes to the business, strategy or board composition of the Company.

On September 17, 2010, the Company and Johnson & Johnson publicly announced that they were in advanced negotiations for an all cash public offer of €24.75 per share of Common Stock (the “Offer”).  On October 6, 2010, the Company and Johnson & Johnson publicly announced that they had reached an agreement with respect to the Offer.

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 8 of 19

The Reporting Persons believe that the price offered per share of Common Stock in the Offer undervalues the Company.

On October 7, 2010, the Reporting Persons announced that they would ask the Management Board and the Supervisory Board of the Company to convene an Extraordinary General Meeting of Shareholders to discuss the Offer.  This meeting was held on December 10, 2010.

Except as described above, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended, but the Reporting Persons reserve the right to propose, undertake or participate in any such actions in the future.

The Reporting Persons reserve the right to tender their shares of Common Stock in the Offer without notice.

Item 5.	Interest in Securities of the Issuer

Except as described in the table in (a) below, the percentages used herein are calculated based upon the 81,742,135 Ordinary Shares issued and outstanding as of December 3, 2010, including those Ordinary Shares represented by ADSs and 35,684 Ordinary Shares that were legally or beneficially owned by the Company, as reported on the Company’s Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 filed on December 8, 2010 with the Securities and Exchange Commission.

Prior to September 17, 2010 (the day on which the Offer was initially announced), the Reporting Persons were passive investors in the Company.  After such date, the Reporting Persons may no longer be deemed to be passive investors.

This Statement on Schedule 13D is intended to correct the omission of the Reporting Persons to file ownership reports to reflect their acquisition of over 5% of the Company’s Ordinary Shares, initially as passive investors, and the events described above.  The appropriate disclosures required under Netherlands law were made in the Netherlands, where the Company is incorporated.

(a)
Pursuant to Rule 13d-3 under the Security Exchange Act of 1934, as amended, each of Mr. van Herk, Holdings and VHMS was the beneficial owner of the Ordinary Shares that were beneficially owned by OGBBA, on the dates set forth below:

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 9 of 19

Date	Number of Shares1	Percent of Class	Total Outstanding Shares
12/31/20052	4,046,917	9.8%	41,440,613*
12/31/2006	7,096,456	11.0%	64,802,325*
12/31/2007	7,188,664	11.0%	65,348,796*
12/31/2008	6,694,411	10.2%	65,833,242*
12/31/2009	7,822,570	9.6%	81,446,295*
1/26/2011	9,687,064	11.9%	81,742,135

(b)
Mr. van Herk shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by Holdings, OGGBA and VHMS, by virtue of his positions at each such entity or his direct or indirect equity interests in each such entity.

Holdings shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by OGBBA and VHMS, by virtue of its direct or indirect equity interests in each such entity.

OGBBA has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Common Stock owned by it.

VHMS shares the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by each of Holdings and OGBBA, by virtue of its role as an executive officer of each such entity.

(c)	The following transactions with respect to the Common Stock were effected by OGBBA between July 17, 2010 and the date hereof, all on the Euronext Amsterdam stock exchange:

Ordinary Shares
Date	Buy/Sell	Number of Shares	Price Per Share
8/17/2010	Buy	650	€15.53
8/17/2010	Buy	5,000	€15.63
8/17/2010	Buy	5,000	€15.60
8/17/2010	Buy	5,000	€15.63

1.
These consist of (i) Common Stock held by OGBBA as the owner of record, (ii) for the year ended December 31, 2009, 499,544 ADSs held by Mr. van Herk, as the owner of record, for the benefit of OGBBA pursuant to the Account Agreement, and (iii) for the years ended December 31, 2005, 2007 and 2009, 22,400, 71,300 and 133,300 shares of Common Stock, respectively, transferable upon exercise of options.

2.	Year in which ownership interest first exceeded 5%.

*.	Based on the Company’s Annual Report on Form 20-F for the applicable year.

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 10 of 19

Date	Buy/Sell	Number of Shares	Price Per Share
8/19/2010	Buy	5,000	€15.36
8/19/2010	Buy	5,000	€15.36
9/17/2010	Buy	300,000	€24.17
9/22/2010	Buy	1,770	€24.41
9/22/2010	Buy	2,000	€24.41
9/22/2010	Buy	3,000	€24.40
9/22/2010	Buy	1,250	€24.41
9/22/2010	Buy	2,000	€24.42
9/22/2010	Buy	2,954	€24.42
9/22/2010	Buy	4,924	€24.42
10/15/2010	Assignment	(500)	€24.50
10/29/2010	Buy	75,000	€23.38
10/29/2010	Buy	75,000	€23.39
10/29/2010	Buy	5,000	€23.39
10/29/2010	Buy	75,000	€23.40
10/29/2010	Buy	25,000	€23.40
10/29/2010	Buy	25,000	€23.40
10/29/2010	Buy	8,000	€23.40
10/29/2010	Buy	5,000	€23.40
10/29/2010	Buy	5,000	€23.41
10/29/2010	Buy	7,500	€23.41
10/29/2010	Buy	5,000	€23.40
10/29/2010	Buy	3,818	€23.48
10/29/2010	Buy	148	€23.44
10/29/2010	Buy	25,000	€23.45
10/29/2010	Buy	5,000	€23.45
11/1/2010	Buy	400,000	€23.15
11/1/2010	Buy	50,000	€23.07
11/1/2010	Buy	25,000	€23.15
11/1/2010	Buy	20,000	€23.16
11/1/2010	Buy	20,000	€23.16
11/1/2010	Buy	4,000	€23.11
11/2/2010	Buy	200,000	€23.14
11/2/2010	Buy	10,000	€23.00
11/2/2010	Buy	10,000	€23.00
11/3/2010	Buy	103,300	€23.05
11/3/2010	Buy	100,000	€23.00
11/3/2010	Buy	840	€23.05
11/4/2010	Buy	20,000	€22.97

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 11 of 19

Date	Buy/Sell	Number of Shares	Price Per Share
11/4/2010	Buy	100,000	€23.33
11/5/2010	Buy	15	€23.08
11/17/2010	Buy	1,820	€23.66
11/17/2010	Buy3	50,000	€12.00
12/15/2010	Buy	5,000	€23.87
12/20/2010	Buy	1,220	€23.69
12/20/2010	Buy	2,000	€23.69
12/21/2010	Buy	1,759	€23.69
12/23/2010	Buy	241	€23.69
12/24/2010	Buy	240	€23.68
12/27/2010	Buy	371	€23.61
12/27/2010	Buy	1,500	€23.69
12/28/2010	Buy	2,000	€23.64
12/28/2010	Buy	2,000	€23.65
12/29/2010	Buy	4,000	€23.67
12/30/2010	Buy	1,929	€23.61
12/30/2010	Buy	2,000	€23.62
12/31/2010	Buy	2,000	€23.60
1/3/2011	Buy	10,000	€23.61
1/3/2011	Buy	2,000	€23.63
1/7/2011	Buy	25,238	€23.62

Options on Ordinary Shares
Date	Description	Expiration	Number of Shares Purchasable (Sellable) Upon Exercise	Strike Price
9/20/2010	Write call option	10/15/2010	(10,000)	€26.00
9/20/2010	Write call option	10/15/2010	(6,000)	€25.00
9/20/2010	Write call option	10/15/2010	(1,000)	€24.50
9/22/2010	Write call option	10/15/2010	(30,000)	€26.00
10/29/2010	Purchase call option	12/17/2010	35,000	€20.00
10/29/2010	Purchase call option	12/17/2010	10,000	€18.00

The following transactions with respect to the Common Stock were effected by Mr. van Herk for the benefit of OGBBA pursuant to the Account Agreement between July 17, 2010 and the date hereof, all on NASDAQ:

3.	Purchase by option exercise.

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 12 of 19

American Depository Shares, each of which represents one Ordinary Share

Date	Buy/Sell	Number of ADSs	Price Per ADS
7/19/2010	Sell	2,000	$20.00
7/26/2010	Sell	800	$19.32
7/26/2010	Sell	800	$19.39
7/26/2010	Sell	2,000	$19.37
7/27/2010	Buy	51	$19.62
7/27/2010	Sell	2,000	$19.48
7/28/2010	Sell	1,000	$19.42
7/28/2010	Sell	1,900	$19.45
7/28/2010	Sell	2,000	$19.44
7/28/2010	Sell	2,000	$19.44
7/28/2010	Sell	2,000	$19.46
7/28/2010	Sell	2,000	$19.49
7/28/2010	Sell	2,000	$19.48
7/29/2010	Sell	63	$19.43
7/29/2010	Sell	300	$19.56
7/29/2010	Sell	700	$19.55
7/29/2010	Sell	1,000	$19.56
7/29/2010	Sell	1,000	$19.57
7/29/2010	Sell	100	$19.46
7/30/2010	Sell	1,000	$19.37
7/30/2010	Sell	2,000	$19.39
8/2/2010	Sell	100	$20.20
8/2/2010	Sell	500	$20.03
8/2/2010	Sell	1,000	$19.87
8/2/2010	Sell	1,000	$20.30
8/2/2010	Sell	1,100	$20.27
8/2/2010	Sell	2,000	$20.08
8/2/2010	Sell	3,000	$19.98
8/2/2010	Sell	3,000	$20.12
8/2/2010	Sell	5,000	$20.07
8/2/2010	Sell	5,000	$20.10
8/3/2010	Sell	200	$20.80
8/3/2010	Sell	200	$20.80
8/3/2010	Sell	800	$20.72
8/3/2010	Sell	800	$20.73
8/3/2010	Sell	800	$20.74
8/3/2010	Sell	800	$20.76
8/3/2010	Sell	900	$20.59
8/3/2010	Sell	1,800	$20.79
8/3/2010	Sell	1,800	$20.79
8/3/2010	Sell	2,000	$20.59
8/3/2010	Sell	2,000	$20.70
8/3/2010	Sell	2,000	$20.79
8/3/2010	Sell	2,000	$20.80

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 13 of 19

Date	Buy/Sell	Number of ADSs	Price Per ADS
8/3/2010	Sell	2,000	$20.81
8/3/2010	Sell	2,000	$20.82
8/3/2010	Sell	2,000	$20.82
8/3/2010	Sell	2,000	$20.83
8/3/2010	Sell	2,000	$20.84
8/4/2010	Buy	200	$20.96
8/4/2010	Buy	600	$20.96
8/5/2010	Buy	2,000	$20.73
8/5/2010	Buy	3,000	$20.75
8/5/2010	Sell	92	$20.84
8/5/2010	Sell	300	$20.82
8/5/2010	Sell	469	$20.75
8/5/2010	Sell	731	$20.75
8/5/2010	Sell	800	$20.76
8/5/2010	Sell	908	$20.82
8/6/2010	Sell	1,000	$20.92
8/6/2010	Sell	1,300	$20.93
8/6/2010	Sell	1,500	$20.87
8/9/2010	Sell	800	$20.98
8/9/2010	Sell	800	$21.04
8/9/2010	Sell	800	$21.02
8/9/2010	Sell	1,500	$20.97
8/16/2010	Sell	1,500	$20.29
9/9/2010	Buy	500	$19.85
9/9/2010	Buy	500	$19.84
9/9/2010	Buy	500	$19.81
9/10/2010	Sell	300	$19.95
9/10/2010	Sell	1,000	$19.94
9/13/2010	Sell	1,250	$20.17
9/14/2010	Sell	1,000	$20.44
9/14/2010	Sell	1,100	$20.46
9/14/2010	Sell	1,608	$20.42
9/15/2010	Sell	1,000	$20.51
9/15/2010	Sell	1,750	$20.52
9/16/2010	Sell	80	$20.57
9/16/2010	Sell	1,000	$20.53
9/16/2010	Sell	1,000	$20.54
9/16/2010	Sell	1,000	$20.59
9/16/2010	Sell	1,600	$20.55
9/17/2010	Buy	100	$31.94
9/17/2010	Buy	100	$31.94
9/17/2010	Buy	100	$31.94
9/17/2010	Buy	100	$31.94
9/17/2010	Buy	100	$31.94
9/17/2010	Buy	100	$31.94
9/17/2010	Buy	100	$31.94

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 14 of 19

Date	Buy/Sell	Number of ADSs	Price Per ADS
9/17/2010	Buy	100	$31.94
9/17/2010	Buy	100	$31.94
9/17/2010	Buy	100	$31.95
9/17/2010	Buy	100	$31.95
9/17/2010	Buy	200	$31.89
9/17/2010	Buy	2,300	$31.84
9/17/2010	Buy	4,000	$31.80
9/20/2010	Sell	1,000	$31.97
9/20/2010	Sell	1,200	$31.97
9/20/2010	Sell	1,200	$31.98
9/21/2010	Buy	71	$32.30
9/21/2010	Buy	100	$32.33
9/21/2010	Buy	100	$32.38
9/21/2010	Buy	100	$32.43
9/21/2010	Buy	128	$32.34
9/21/2010	Buy	135	$32.32
9/21/2010	Buy	200	$32.29
9/21/2010	Buy	200	$32.31
9/21/2010	Buy	200	$32.36
9/21/2010	Buy	200	$32.39
9/21/2010	Buy	200	$32.42
9/21/2010	Buy	200	$32.44
9/21/2010	Buy	200	$32.46
9/21/2010	Buy	200	$32.46
9/21/2010	Buy	229	$32.33
9/21/2010	Buy	300	$32.34
9/21/2010	Buy	300	$32.34
9/21/2010	Buy	300	$32.34
9/21/2010	Buy	300	$32.34
9/21/2010	Buy	300	$32.32
9/21/2010	Buy	300	$32.39
9/21/2010	Buy	300	$32.51
9/21/2010	Buy	300	$32.52
9/21/2010	Buy	310	$32.39
9/21/2010	Buy	400	$32.50
9/21/2010	Buy	400	$32.02
9/21/2010	Buy	440	$32.42
9/21/2010	Buy	450	$32.37
9/21/2010	Buy	500	$32.41
9/21/2010	Buy	500	$32.46
9/21/2010	Buy	700	$32.41
9/21/2010	Buy	722	$32.37
9/21/2010	Buy	735	$32.34
9/21/2010	Buy	1,000	$32.31
9/21/2010	Buy	1,000	$32.47
9/21/2010	Buy	1,000	$32.45

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 15 of 19

Date	Buy/Sell	Number of ADSs	Price Per ADS
9/21/2010	Buy	1,100	$32.14
9/21/2010	Buy	1,150	$32.53
9/21/2010	Buy	1,200	$32.31
9/21/2010	Buy	1,250	$32.34
9/21/2010	Buy	1,250	$32.50
9/21/2010	Buy	1,365	$32.33
9/21/2010	Buy	1,504	$32.27
9/21/2010	Buy	1,622	$32.35
9/21/2010	Buy	1,840	$32.40
9/21/2010	Buy	1,860	$32.41
9/21/2010	Buy	1,900	$32.14
9/21/2010	Buy	1,900	$32.43
9/21/2010	Buy	2,078	$32.35
9/21/2010	Buy	2,265	$32.34
9/21/2010	Buy	2,495	$32.28
9/21/2010	Buy	2,600	$32.47
9/21/2010	Buy	2,700	$32.30
9/21/2010	Buy	3,000	$32.25
9/21/2010	Buy	3,000	$32.30
9/21/2010	Buy	3,000	$32.34
9/21/2010	Buy	3,000	$32.34
9/21/2010	Buy	3,000	$32.40
9/21/2010	Buy	3,000	$32.40
9/21/2010	Buy	4,000	$32.25
9/21/2010	Buy	6,122	$32.25
9/21/2010	Buy	7,000	$32.33
9/21/2010	Sell	100	$32.22
9/21/2010	Sell	600	$32.26
9/21/2010	Sell	700	$32.23
9/21/2010	Sell	800	$32.23
9/21/2010	Sell	800	$32.28
9/22/2010	Buy	60	$32.83
9/22/2010	Buy	200	$32.77
9/22/2010	Buy	200	$32.75
9/22/2010	Buy	200	$32.75
9/22/2010	Buy	200	$32.74
9/22/2010	Buy	218	$32.77
9/22/2010	Buy	300	$32.78
9/22/2010	Buy	323	$32.75
9/22/2010	Buy	343	$32.76
9/22/2010	Buy	357	$32.75
9/22/2010	Buy	677	$32.75
9/22/2010	Buy	800	$32.73
9/22/2010	Buy	800	$32.70
9/22/2010	Buy	800	$32.70
9/22/2010	Buy	800	$32.74

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 16 of 19

Date	Buy/Sell	Number of ADSs	Price Per ADS
9/22/2010	Buy	1,000	$32.73
9/22/2010	Buy	1,000	$32.74
9/22/2010	Buy	1,000	$32.74
9/22/2010	Buy	1,000	$32.72
9/22/2010	Buy	1,000	$32.71
9/22/2010	Buy	1,000	$32.71
9/22/2010	Buy	1,000	$32.70
9/22/2010	Buy	1,000	$32.68
9/22/2010	Buy	1,000	$32.71
9/22/2010	Buy	1,000	$32.73
9/22/2010	Buy	1,000	$32.74
9/22/2010	Buy	1,000	$32.73
9/22/2010	Buy	1,000	$32.75
9/22/2010	Buy	1,000	$32.75
9/22/2010	Buy	1,000	$32.76
9/22/2010	Buy	1,000	$32.77
9/22/2010	Buy	1,000	$32.77
9/22/2010	Buy	1,400	$32.65
9/22/2010	Buy	2,000	$32.74
9/22/2010	Buy	2,000	$32.74
9/22/2010	Buy	2,000	$32.74
9/22/2010	Buy	2,000	$32.75
9/22/2010	Buy	2,000	$32.74
9/22/2010	Buy	2,000	$32.73
9/22/2010	Buy	2,000	$32.72
9/22/2010	Buy	2,000	$32.71
9/22/2010	Buy	2,000	$32.70
9/22/2010	Buy	2,782	$32.72
9/22/2010	Buy	3,000	$32.71
9/22/2010	Buy	3,000	$32.71
9/22/2010	Buy	3,000	$32.72
9/22/2010	Buy	3,000	$32.70
9/22/2010	Buy	3,000	$32.69
9/22/2010	Buy	3,000	$32.68
9/22/2010	Buy	3,000	$32.65
9/23/2010	Buy	200	$32.71
9/23/2010	Buy	600	$32.68
9/24/2010	Buy	100	$33.35
9/24/2010	Buy	100	$33.41
9/24/2010	Buy	100	$33.33
9/24/2010	Buy	700	$33.34
9/27/2010	Buy	100	$33.12
9/27/2010	Buy	100	$33.20
9/27/2010	Buy	100	$33.13
9/27/2010	Buy	200	$33.15
9/27/2010	Buy	200	$33.23

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 17 of 19

Date	Buy/Sell	Number of ADSs	Price Per ADS
9/27/2010	Buy	300	$33.16
9/27/2010	Buy	500	$33.16
9/27/2010	Buy	500	$33.20
9/27/2010	Buy	500	$33.19
9/27/2010	Buy	700	$33.14
9/27/2010	Buy	800	$33.19
9/27/2010	Buy	1,000	$33.11
9/27/2010	Buy	1,000	$33.14
9/27/2010	Buy	1,000	$33.11
9/29/2010	Buy	100	$33.60
9/29/2010	Buy	100	$33.48
9/29/2010	Buy	100	$33.50
9/29/2010	Buy	100	$33.48
9/30/2010	Buy	100	$33.44
9/30/2010	Buy	1,000	$33.41
9/30/2010	Buy	1,000	$33.41
9/30/2010	Buy	1,000	$33.34
10/1/2010	Buy	100	$33.70
10/1/2010	Buy	100	$33.70
10/1/2010	Buy	100	$33.70
10/1/2010	Buy	100	$33.70
10/1/2010	Buy	100	$33.70
10/1/2010	Buy	100	$33.69
10/1/2010	Buy	100	$33.69
10/1/2010	Buy	100	$33.70
10/1/2010	Buy	100	$33.69
10/1/2010	Buy	100	$33.70
10/1/2010	Buy	100	$33.69
10/1/2010	Buy	100	$33.70
10/1/2010	Buy	100	$33.69
10/14/2010	Sell	2,000	$34.43
10/15/2010	Sell	300	$34.27
10/15/2010	Sell	700	$34.29
10/15/2010	Sell	1,000	$34.30
10/29/2010	Buy	5,000	$32.52
10/29/2010	Buy	5,000	$32.51
11/1/2010	Buy	3,000	$32.18
11/22/2010	Buy4	3,000	$22.51
12/2/2010	Buy	2,000	$31.29
12/3/2010	Sell	2,000	$31.61
12/20/2010	Buy	100	$31.05
12/21/2010	Buy	100	$31.19
12/21/2010	Sell	100	$31.15

4.	Purchase by option exercise.

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 18 of 19

Date	Buy/Sell	Number of ADSs	Price Per ADS
12/23/2010	Buy	800	$30.97
12/23/2010	Buy	2,000	$30.97
12/30/2010	Sell	1,435	$31.30
12/31/2010	Sell	300	$31.36
12/31/2010	Sell	1,000	$31.35
1/3/2011	Buy	19	$31.82

Options on American Depository Shares

Date	Description	Expiration	Number of ADSs Purchasable (Sellable) Upon Exercise	Strike Price
9/20/2010	Write call option	12/18/2010	(1,000)	$30.00
9/20/2010	Write call option	12/18/2010	(4,000)	$30.00
10/28/2010	Purchase call option	12/18/2010	5,000	$30.00
10/28/2010	Purchase call option	11/20/2010	3,000	$22.50

(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the Ordinary Shares, including but not limited to transfer or voting of the Common Stock, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies as of the date hereof.

The Reporting Persons reserve the right to write or purchase options on the Common Stock from time to time without notice.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of January 26, 2011 among each Reporting Person.

SCHEDULE 13D
CUSIP No. N23473 10 6	Page 19 of 19

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2011
ONROEREND GOED BEHEER- EN BELEGGINGSMAATSCHAPPIJ A. VAN HERK B.V.

By:	/s/Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

/s/Adrianus van Herk
ADRIANUS VAN HERK

A. VAN HERK HOLDING B.V.

By:	/s/Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person

VAN HERK MANAGEMENT SERVICES B.V.

By:	/s/Adrianus van Herk
Name: Adrianus van Herk
Title: Authorized Person